Exhibit 99.1

Evogene Reports First Quarter 2018 Financial Results

Conference call and webcast, today at 9:00 am Eastern Time

Rehovot, Israel – May 29, 2018 – Evogene Ltd. (NASDAQ, TASE: EVGN), a leading biotechnology company developing novel products for life science markets, announced today its financial results for the first quarter ending March 31, 2018.

Ofer Haviv, Evogene's President and CEO, stated: “Evogene’s structure is built on three Ag-divisions and two subsidiaries, with the Computational Predictive Biology - CPB platform at its core. I am very pleased to report that our first quarter of 2018 was highlighted with key achievements in each of our areas of activity.

“In our Ag-Chemicals division, I am happy to highlight the achievement of a new collaboration with BASF focusing on the development of novel insecticides. I am very proud of this achievement, not just because it is a second collaboration with BASF in addition to our existing collaboration in the segment of herbicides, but because we also announced achieving the first milestone of identifying new sites-of-action for known protein targets which is another demonstration of the quality of our technology and capabilities.

“In our Ag-Seeds division, we recently announced together with Marrone Bio-Innovations advancement to Phase I in our joint collaboration. In this announcement, we shared the progress of the first toxin genes against Hemipteran insects to Phase I, leading our internal insect control seed trait product program to include toxin genes in Phase I in all major insect orders: Coleoptera, Lepidoptera and Hemiptera.

“In our Ag-Biologicals division, I am pleased with the progress of the joint work in our collaboration with Corteva (The Ag company established after the DowDuPont merger) for the development of novel corn bio-stimulants. In our wheat program, we will begin the harvest of our 2nd year field trial in the upcoming weeks. In the segment of bio-pesticides, based on promising greenhouse results in our bio-fungicides for fusarium in corn and bio-insecticides for western corn rootworm, we are moving forward with development efforts to further assess performance across additional pests and environmental conditions.

“As for our subsidiaries, in Biomica, which is focused on developing microbiome based therapeutics, I am very pleased with the progress of this recently established subsidiary, as can be seen in our recent press release, in which we announced that Biomica’s focus will be on the development of therapeutics for antibiotic resistant bacteria, Immuno-Oncology and GI related disorders. Regarding our second subsidiary Evofuel, focusing on the commercialization of castor seeds, we continue to see progress as planned mainly in solving the bottleneck of mechanical harvesting.

“Last but not least, I would like to emphasize, as mentioned, that the CPB platform is at the core of our activities. All the achievements described above have been made possible thanks to the competitive advantage of the CPB platform that allows us to decode the biological world, greatly accelerating product development in a variety of life-science fields. We look forward to sharing with you the progress in our diverse product programs and expect 2018 to be a further demonstration of the CPB platform's capabilities.” - Concluded Mr. Haviv.

Financial results for the period ending March 31, 2018

Cash Position:  As of March 31, 2018, the Company had $66.0 million in cash, short-term bank deposits and marketable securities, representing a net cash usage of $5.8 million for the first quarter of 2018. The cash usage during the first quarter of 2018 includes pre-paid expenses and non-recurring payments of approximately of $1.6 million. In addition, we expect that in the following quarters the ongoing cash usage will decrease. The Company does not have bank debts.

Assuming the currently expected course of business and no new revenue sources from existing or new collaborations, in 2018 Evogene expects net cash usage of $14 to $16 million.

Revenues primarily consist of research and development payments, reflecting R&D cost reimbursement under our various collaboration agreements. The majority of these agreements also provide for development milestone payments and royalties or other forms of revenue sharing from successfully developed products.

Revenues for the first quarter of 2018 were $0.4 million, in comparison to revenues of $0.7 million for the first quarter in 2017. The decline in revenues and the related decline in cost of revenues reflects the net decrease in research and development cost reimbursement, under Evogene's various collaboration agreements, mainly due to the advancement of our multi-year collaboration with Monsanto from gene discovery and validation in model plants, which was largely preformed at Evogene, to pre-development efforts in target plants, conducted by Monsanto.

R&D expenses for the first quarter of 2018 were approximately $3.5 million in comparison to approximately $4.0 million in the first quarter of 2017. During the first quarter of 2018, we continued to support our existing internal product programs and expanded new activities such as Biomica. Despite these activities, R&D expenses decreased following the new corporate structure initiated at the beginning of 2018.

Operating loss for the first quarter of 2018 was $4.9 million in comparison to $5.3 million in the first quarter in 2017. The decrease in operating loss was mainly due to the decrease in R&D expenses as described above, which was partially offset by a net increase in other expense categories.

The net financing expenses for the first quarter of 2018 were $0.4 million in comparison to a net financing income of $0.4 million in the comparable quarter in 2017. This decrease is mainly due to unrealized revaluation of marketable securities following the increase in the US treasury bonds interest rate in the first quarter of 2018.

Loss for the first quarter of 2018 was $5.4 million compared to a loss of $4.8 million in the comparable quarter in 2017. Despite a decrease in operating loss following the new corporate structure, as described above, the increase in loss was due to an increase in the net financing expenses.

Conference Call & Webcast Details:

Evogene’s management will host a conference call to discuss the results at 09:00 AM Eastern time, 16:00 Israel time. To access the conference call, please dial 1-888-407-2553 toll free from the United States, or +972-3-918-0610 internationally. Access to the call will also be available via live webcast through the Company’s website at www.evogene.com.

A replay of the conference call will be available approximately three hours following the completion of the call. To access the replay, please dial 1-888-782-4291 toll free from the United States, or +972-3-925-5928 internationally. The replay will be accessible through May 29, 2018, and an archive of the webcast will be available on the Company’s website through June 8, 2018.

About Evogene Ltd.:
Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company developing novel products for major life science markets through the use of a unique predictive biology platform incorporating deep scientific understandings and advanced computational technologies. This platform is utilized by the Company to discover and develop innovative ag-chemical, ag-biological and ag-seed products (GM and non GM), and by two subsidiaries; Evofuel, focused on castor seeds, and Biomica, focused on human microbiome therapeutics. Through its collaborations over the years with world-leading agricultural companies such as BASF, DuPont, Bayer, Syngenta and Monsanto, Evogene has licensed genes, small molecules and microbes to partners under milestone and royalty bearing agreements. For more information, please visit www.evogene.com

Forward Looking Statements:
This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Nir Zalik
IR/PR Manager
E: IR@evogene.com
T: (+972)-8-931-1963

US Investor Relations
Vivian Cervantes
PCG Advisory
E: vivian@pcgadvisory.com
T: 646-863-6274

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	As of March 31,		As of December 31,
	2018	2017	2017
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	$5,353	$3,290	$3,435
Marketable securities	54,090	68,014	59,940
Short-term bank deposits	6,500	12,017	8,380
Trade receivables	189	625	132
Other receivables and prepaid expenses	1,523	1,933	904

	67,655	85,879	72,791
LONG-TERM ASSETS:
Long-term deposits	19	4	19
Property, plant and equipment, net	4,375	6,017	4,792

	4,394	6,021	4,811

	$72,049	$91,900	$77,602
CURRENT LIABILITIES:
Trade payables	$911	$778	$1,110
Other payables	2,342	3,161	2,934
Liabilities in respect of government grants	712	696	104
Deferred revenues and other advances	687	1,033	516

	4,652	5,668	4,664
LONG-TERM LIABILITIES:
Liabilities in respect of government grants	2,930	2,766	3,438
Deferred revenues and other advances	88	128	89
Severance pay liability, net	32	32	33

	3,050	2,926	3,560
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value:
Authorized − 150,000,000 ordinary shares; Issued and outstanding –25,754,297, 25,626,809 and 25,750,547 shares at March 31, 2018 and 2017 and December 31, 2017, respectively	142	141	142
Share premium and other capital reserve	186,623	184,206	186,268
Accumulated deficit	(122,418)	(101,041)	(117,032)

	64,347	83,306	69,378

	$72,049	$91,900	$77,602

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Three Months Ended March, 31		Year ended December 31,
	2018	2017	2017
	Unaudited		Audited

Revenues	$366	$721	$3,381
Cost of revenues	284	647	2,845

Gross profit	82	74	536

Operating expenses:

Research and development, net	3,485	4,004	16,987
Business development	598	451	1,686
General and administrative	945	878	3,810

Total operating expenses	5,028	5,333	22,483

Operating loss	(4,946)	(5,259)	(21,947)

Financing income	533	722	2,125
Financing expenses	(970)	(302)	(1,005)

Loss before taxes on income	(5,383)	(4,839)	(20,827)
Taxes on income	3	8	11

Loss	$(5,386)	$(4,847)	$(20,838)

Basic and diluted loss per share	$(0.21)	$(0.19)	$(0.81)

Weighted average number of shares used in computing basic and diluted loss per share	25,750,673	25,500,471	25,673,276

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months ended March, 31		Year ended December 31,
	2018	2017	2017
	Unaudited		Audited

Cash flows from operating activities:

Loss	$(5,386)	$(4,847)	$(20,838)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	496	545	2,145
Share-based compensation	346	516	2,244
Net financing expense (income)	411	(565)	(1,454)
Taxes on income	3	8	11

	1,256	504	2,946
Changes in asset and liability items:

Decrease (increase) in trade receivables	(57)	(456)	37
Decrease (increase) in other receivables	(622)	(720)	221
Decrease (increase) in long-term deposits	-	9	(6)
Decrease in trade payables	(230)	(429)	(86)
Increase (decrease) in other payables	(588)	357	136
Increase (decrease) in severance pay liability, net	(1)	1	2
Increase (decrease) in deferred revenues and other advances	170	56	(500)

	(1,328)	(1,182)	(196)

Cash received (paid) during the period for:

Interest received	533	671	2,173
Taxes paid	(7)	(11)	(14)

Net cash used in operating activities	(4,932)	(4,865)	(15,929)

Cash flows from investing activities:

Purchase of property, plant and equipment	(48)	(198)	(590)
Proceeds from sale of marketable securities	7,222	6,286	22,737
Purchase of marketable securities	(2,204)	(2,704)	(11,659)
Proceeds from bank deposits, net	1,880	1,120	4,757

Net cash provided by investing activities	6,850	4,504	15,245

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months ended March, 31		Year ended December 31,
	2018	2017	2017
	Unaudited		Audited

Cash flows from financing activities:

Proceeds from exercise of options	9	348	683
Proceeds from government grants	57	101	339
Repayment of government grants	(44)	(94)	(208)

Net cash provided by financing activities	22	355	814

Exchange rate differences - cash and cash equivalent balances	(22)	60	69

Increase in cash and cash equivalents	1,918	54	199

Cash and cash equivalents, beginning of the period	3,435	3,236	3,236

Cash and cash equivalents, end of the period	$5,353	$3,290	$3,435